Mail Stop 4561

March 12, 2007

Peter Wardle, President
Protosource Corporation
One Bethlehem Plaza
Bethlehem, PA 18018

> **RE:** **Protosource Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A.**
> **File No. 0-25594**
> **Date Filed: March 7, 2007**

Dear Mr. Wardle:

We have reviewed your revised filing and have the following comments.

General

1. We note your response to comment 1 of our letter dated December 22, 2006. In this situation, Instruction 1 of Item 13 is not available since shareholder approval of the proposal to increase the number of authorized common shares will make possible the conversion of the Series B Preferred Stock held by P2i. We therefore reissue our prior comment and request that you provide the information contained in Item 13(a) of Schedule 14A, which is applicable under paragraph 12(f) of Schedule 14A.

2. We reissue comment 2 of our letter dated December 22, 2006. Please provide a materially complete description of the issuances of securities that you have identified in response to our prior comment. The background of the issuances and the nature of the arrangements, agreements, and relationships with the company should be disclosed. You should also include a discussion of the date of the transaction in which the securities were sold, the amount of securities sold, the agreement(s) that evidence the sale, the instrument(s) that define the rights of the security holders, and the private placement agent, if any. Your disclosure should also include a brief description of the material terms of the convertible securities.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jay Ingram at (202) 551-3397. If you need further assistance, please contact me at (202) 551-3462 or Barbara Jacobs, the Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc. Thomas A. Rose
   Sichenzia Ross Friedman Ference LLP
   by facsimile at 212-930-9725